UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022.

Commission File Number 001-38172

HUDSON CAPITAL INC.

(Translation of registrant’s name into English)

Mr. Javier Selgas, Chief Executive Officer

2001 Timberloch Place, Suite 500

The Woodlands, TX 77380

Telephone: (773) 905-5076

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On May 26, 2022, Hudson Capital Inc. (the “Company”) filed an application for change of company name with the Registrar of Corporate Affairs of the British Virgin Islands, together with an amended and restated memorandum and articles of association (the “Amended M&A”), to change its registered name to “Freight Technologies, Inc.” (the “Name Change”). The Company’s stock symbol will change to “FRGT”, effective May 27, 2022, and the new CUSIP number for the Company’s ordinary shares following the Name Change is G51413105.

The foregoing description of the Amended M&A does not purport to be complete, and is qualified in its entirety by reference to the full text of the Amended M&A, a copy of which is filed as Exhibit 3.1 to this Current Report on Form 6-K and incorporated by reference herein.

On May 26, 2022, the Company issued a press release announcing the Name Change. A copy of the press release is attached hereto and incorporated herein by reference in its entirety as Exhibit 99.1.

Financial Statements and Exhibits

Exhibits

Exhibit No.	Description

3.1	Amended and Restated Memorandum and Articles of Association
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 26, 2022	HUDSON CAPITAL INC.

	By:	/s/ Paul Freudenthaler
	Name:	Paul Freudenthaler
	Title:	Chief Financial Officer